March 21, 2025

Brian C. Thomas
Chief Executive Officer
Metagenomi, Inc.
5959 Horton Street, 7th Floor
Emeryville, CA 94608

       Re: Metagenomi, Inc.
           Registration Statement on Form S-3
           Filed March 17, 2025
           File No. 333-285867
Dear Brian C. Thomas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Justin Platt